Exhibit 4.5

EXECUTION VERSION

Strictly confidential

Share Purchase Agreement

This Agreement is made on 23 September 2024

between:

(1)

THE DAIRY FARM COMPANY, LIMITED (牛奶有限公司), a limited liability company incorporated under the laws of Hong Kong whose registered address is at 5th Floor, Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong (the “Seller”);

(2)

Guangdong Juncai International Trading Co., Ltd. (广东骏才国际商贸有限公司), a limited liability company incorporated under the laws of the PRC whose registered address is at No. 113, A108, 1st Floor, Xinguang City Plaza South, Liwan District, Guangzhou (the “Purchaser”).

(the “Parties”, and each a “Party”)

Whereas:

(A)

The Seller has agreed to sell, and the Purchaser has agreed to purchase, 1,913,135,376 shares in Yonghui Superstores Co., Ltd. (永辉超市股份有限公司) (“Target Shares”), a company incorporated in the PRC and listed on the SSE (as defined below) (the “Target Company”), on and subject to the terms of this Agreement.

It is agreed as follows:

1	Definitions

In this Agreement, unless the context otherwise requires:

“Affiliate” means, in relation to any person, any other person that directly or indirectly through one or more intermediary entities Controls, is Controlled by, or is under common Control with such person. “Control” means, as used with respect to any person, the possession, directly or indirectly, of the power or authority to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise; for the avoidance of doubt, such power or authority shall conclusively be presumed to exist by possession of (a) the beneficial ownership or power to direct the vote of more than 50% of the votes entitled to be casted at a meeting of the members or shareholders of such person, or (b) the power to appoint or elect a majority of the members of the board of directors of such person.

“Applicable Laws” means any law, statute, ordinance, rule, regulation, guidelines, code, measure, notice, circular, opinion or order of any governmental authority, including any rules promulgated by a stock exchange or regulatory body applicable to any of the Parties or the transactions contemplated by this Agreement.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China,

“PRC” means People’s Republic of China, excluding for purposes of this Agreement, Hong Kong, the Macau Special Administrative Region of the People’s Republic China and Taiwan;

“SSE” means the Shanghai Stock Exchange;

“SEHK” means The Stock Exchange of Hong Kong Limited;

“NYSE” means the New York Stock Exchange;

“United States” means the United States of America; and

“Trading Day” means a day (i) on which the SSE is open for business and (ii) not a Saturday, a Sunday or a public holiday in Hong Kong or the PRC.

2	Sale and Purchase of the Target Shares

On and subject to the terms of this Agreement, the Seller shall sell, and the Purchaser shall purchase, the Target Shares and together with all rights and obligations attaching to them as at Closing.

3	Consideration

The consideration for the Target Shares under this Agreement shall be an amount in cash equal to RMB4,495,868,134 (the “Consideration”), representing a per share price of RMB2.35, which shall be paid in accordance with Clause 5.2.1.

4	Condition
4.1	Condition Precedent to Closing

The sale and purchase of the Target Shares is conditional upon satisfaction of the following conditions, or its satisfaction subject only to Closing:

4.1.1

The Seller having completed the registration procedures with the People's Bank of China and State Administration of Foreign Exchange for the opening of a designated RMB account for receipt of proceeds from sale of A shares.

4.1.2	The SSE having issued a confirmation form (《上海证券交易所上市公司股份协议转让确认表》) with respect to the sale and purchase of the Target Shares, and such confirmation form remaining in full force and effect.
4.1.3	MINISO Group Holding Limited (名创优品集团控股有限公司) having obtained SEHK’s confirmation on no further comments on the circular in respect of the purchase of the Target Shares.
4.1.4	The State Administration for Market Regulation of the PRC having issued a decision not to conduct further review, prohibit, or approve with conditions, with respect to the notification of concentration of undertakings with respect to the sale and purchase of the Target Shares.

4.1.5	MINISO Group Holding Limited (名创优品集团控股有限公司) having obtained shareholders’ approval for the purchase of the Target Shares
4.2	Responsibility for Satisfaction
4.2.1

The Seller shall use its best efforts to cause the satisfaction of the conditions set forth in Clause 4.1.1 as soon as reasonably practicable. The Purchaser shall provide any reasonable and necessary cooperation in a timely manner.

4.2.2

The Purchaser shall use its best efforts to cause the satisfaction of the conditions set forth in Clause 4.1.3 to Clause 4.1.5 as soon as reasonably practicable. The Purchaser shall use best efforts to submit the notification of concentration of undertakings to the State Administration for Market Regulation of the PRC in accordance with Articles 26 and 28 of the Anti-Monopoly Law of the People's Republic of China within 30 days of this Agreement. The Seller shall provide any reasonable and necessary cooperation in a timely manner.

4.2.3

The Parties shall use their best efforts to cause the satisfaction of the conditions set forth in Clause 4.1.2 as soon as reasonably practicable, including jointly applying to the SSE for the confirmation form as soon as reasonably practicable. The Purchaser agrees to advance the handling fees payable by the Seller to the SSE and CSDC. The Parties agree to comply with any extension of the application timetable required by the SSE or the CSDC.

4.2.4

Each Party shall maintain communication with the other Party regarding the conditions listed in Clause 4.1 for which it is responsible under the foregoing provisions, including promptly informing the other Party of the progress of the relevant conditions, any documents or information received from the relevant authorities, SSE or SEHK, and any circumstances that may result in the relevant conditions not being satisfied before the Long Stop Date (as defined below).

4.2.5	Without limiting the generality of the foregoing provisions, the Purchaser agrees that:
(i)

To the extent necessary to cause the satisfaction of the conditions in Clauses 4.1.2 to 4.1.4 as soon as practicable and in any event by the Long Stop Date, it shall (and shall cause its relevant Affiliates to) propose, negotiate, accept and execute all reasonable and necessary undertakings or conditions with the relevant authorities, SEHK or SSE to effect the sale, divestiture, licence, or disposition of any necessary assets or businesses of MINISO Group Holding Limited (名创优品集团控股有限公司) or its controlled entities for so long as it would not have a material adverse effect on MINISO Group Holding Limited (名创优品集团控股有限公司) and its Controlled entities taken as a whole; and

(ii)	it shall (and shall cause its relevant Affiliates to) ensure that subject to compliance with Applicable Laws, the transaction contemplated under this

Agreement are completed as soon as practicable in priority to any agreements, transactions or other arrangements entered into by the Purchaser or its Affiliate(s) in relation to any shares of the Target Company other than the Target Shares.

4.3	Failure to Satisfy Conditions

If the conditions set out in Clause 4.1 are not satisfied on or before the Long Stop Date, this Agreement (other than Clauses 1, 8 and 10.2 to 10.10) may be terminated by either Party by written notice to the other Party at any time after the Long Stop Date, and no Party shall have any claim against the other under this Agreement, save for rights and liabilities which have accrued before termination or under Clauses 1, 8 and 10.2 to 10.10, provided that the terminating Party shall not be in breach of this Agreement or any Applicable Law of a nature that will or is reasonably expected to prevent any of the conditions set forth in Clause 4.1  from being satisfied. “Long Stop Date” means (i) the date falling six months after the date of this Agreement (if any of the conditions set forth in Clause 4.1.1 to Clause 4.1.5 are not satisfied within six months after the date of this Agreement for reasons attributable to the relevant authority, SEHK or SSE, the date falling eight months after the date of this Agreement), or (ii) such later date as may be agreed by the Parties in writing.

5	Closing
5.1	Date and Place

Subject to Clause 4, completion of the sale and purchase of the Target Shares (“Closing”) shall take place in an appropriate manner on the second Trading Day following the satisfaction of the condition set out in Clause 4.1, or on such other date as may be agreed between the Parties (the “Closing Date”).

5.2	Purchaser’s Closing Obligation

On the Closing Date, the Purchaser shall:

5.2.1

pay the Consideration (after deducting the handling fees payable by the Seller to SSE and CSDC which have been advanced by the Purchaser) to the seller’s account by wire transfer of immediately available funds in RMB and deliver to the Seller a copy of the irrevocable wiring instructions evidencing such payment; and

5.2.2

sign all necessary documents and take all necessary actions to submit to China Securities Depository and Clearing Corporation (“CSDC”) the application for registering the transfer of Target Shares to the Purchaser.

5.3	Seller’s Closing Obligation

On the Closing Date, the Seller shall, against payment by the Purchaser of the amount as set out in Clause 5.2.1 in full:

5.3.1	sign all necessary documents and take all necessary actions to submit to CSDC the application for registering the transfer of Target Shares to the Purchaser; and
5.3.2

deliver or cause to be delivered to the Target Company the written resignations of the directors (being Scott Anthony Price and Steve Sun) and the supervisor (being Shen Li) nominated by it to the Target Company, with a copy delivered to the Purchaser.

5.4	Breach of Closing Obligations

If the Purchaser or the Seller fails to comply with any material obligation in Clauses 5.2 or 5.3, the Purchaser, in the case of non-compliance by the Seller, or the Seller, in the case of non-compliance by the Purchaser, shall be entitled (in addition to and without prejudice to all other rights and remedies available) by written notice to the other Party:

5.4.1	to terminate this Agreement (other than Clauses 1, 8 and 10.2 to 10.10) without liability on its part; or
5.4.2	to effect Closing so far as practicable having regard to the defaults which have occurred; or
5.4.3

to fix a new date for Closing (being not more than seven Trading Days after the agreed date for Closing) in which case Clauses 5.1, 5.2 and 5.3 shall apply to Closing as so deferred but provided such deferral may only occur once.

5.5	Post-Closing Matters

If CSDC fails to register the Purchaser as the owner of the Target Shares within 1 Trading Day after the Closing Date, the Parties shall discuss solutions in good faith and execute all necessary documents and take all necessary actions so as to cause CSDC to register the Purchaser as the owner of the Target Shares as soon as practicable.

If, despite the foregoing, CSDC fails to register the Purchaser as the owner of the Target Shares within 10 Trading Days after the Closing Date and the Seller remains registered as the owner of the Target Shares, the Purchaser shall have the right to terminate this Agreement (other than this Clause 5.5, Clauses 1, 8, and 10.2 to 10.10) without any liability, by notifying the Seller in writing and withdrawing from the CSDC the application for the registration of the transfer of the Target Shares to the Purchaser. The Seller shall, after receiving such written notice and documents evidencing such withdrawal of application, promptly apply to the People's Bank of China and State Administration of Foreign Exchange for the return of funds from the designated RMB account for receipt of proceeds from sale of A shares and, on the second Trading Day after receiving such approval, return to the Purchaser the full amount paid by the Purchaser to the Seller in accordance with Clause 5.2.1. The Seller undertakes not to transfer funds out of the designated RMB account for receipt of proceeds from sale of A shares before the Purchaser is registered as the owner of the Target Shares by CSDC.

6	Warranties
6.1	Parties’ Warranties

Each Party warrants to the other Party that the following statements are true and accurate as of the date of this Agreement and as of the Closing Date:

6.1.1

It is validly existing and is a company duly incorporated under the law of its jurisdiction of incorporation. It has the legal right and full power and authority to enter into and perform this Agreement. This Agreement constitutes valid and binding obligations on it in accordance with its terms.

6.1.2	The execution by it of this Agreement, and the performance of its obligations thereunder, will not:
(i)	result in a breach of any provision of its constitutional documents;

(ii)	result in a breach of, or constitute a default under, any agreement, licence or other instrument to which it is a party or by which it is bound; or
(iii)	result in a breach of any existing order, judgment or decree of any court, governmental agency or regulatory body by which it is bound.
6.1.3

It is not insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due. There are no circumstances which may adversely affect its ability to comply with this Agreement.

6.2	Seller’s Additional Warranties

The Seller warrants to the Purchaser that the following statements are true and accurate as of the date of this Agreement and as of the Closing Date:

6.2.1	The Seller is the sole legal and beneficial owner of the Target Shares and has the right to exercise all voting, economic and other rights over the Target Shares.
6.2.2

The Target Shares have been properly and validly issued and are each fully paid. The Target Shares are free from any claim, lien, third party right, security interest of any kind, or any freezing orders from any competent court.

6.3	Purchaser’s Additional Warranties

The Purchaser warrants to the Seller that the following statements are true and accurate as of the date of this Agreement and as of the Closing Date:

6.3.1	it has legitimate and sufficient sources of funds to pay the Consideration and it does not hold any Target Shares for the benefit of any other third party;
6.3.2

it has relied solely upon its own due diligence on the Target Company and the opinions of itself and its professional advisors concerning the Target Shares or Target Company, and has not relied on any information concerning the Target Shares or Target Company provided to the Purchaser by the Seller, or any firm, partner, employee, agent, adviser or representative of the Seller except for the warranties provided by the Seller under this Agreement; and

6.3.3

it fully understands the risks for purchasing the Target Shares, and will not make any claims against the Seller with respect to any losses arising from or in connection with the holding of Target Shares after the Closing.

7	Undertakings
7.1	The Purchaser undertakes to comply with the sell-down restrictions under the Applicable Laws with respect to the Target Shares follow the Closing.
7.2

The Seller undertakes that, from the execution of this Agreement until immediately before the Purchaser is registered as the owner of the Target Shares, if any proposal is considered at a shareholders’ meeting or board meeting of the Target Company that would result in a reduction in the number of voting shares of the Target Company (being any proposal for a reduction in the registered capital of the Target Company or any new share buyback by the

Target Company), the Seller shall, or shall procure the Seller-nominated directors of the Target Company to, to the extent permitted by Applicable Laws, vote against such proposal at the relevant shareholders’ meeting or board meeting.

8	Announcement and Confidentiality
8.1	Announcements

Each Party undertakes to comply with the disclosure and announcement requirements under the Applicable Laws with respect to the transactions contemplated under this Agreement, provided that no announcement, communication or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of either Party or any of its affiliates without the prior written consent of the other Party (such consent not to be unreasonably withheld or delayed).

8.2	Confidentiality

The terms of the confidentiality agreement entered into between the Seller and MINISO Group Holding Limited (名创优品集团控股有限公司) before the date of this Agreement in connection with the transaction contemplated hereunder shall survive the execution of this Agreement.

9	Default
9.1

Subject to Clause 9.3, if a Party is in breach of this Agreement, it shall indemnify the other Party for any losses suffered by it as a result of such breach, including any benefit that would have been gained by such other Party from the breaching party’s performance of the Agreement.

9.2

If a Party fails to pay any sum due under this Agreement to the other Party by the due date, an interest at the rate of 0.03% per day shall accrue on the overdue amount from the due date until the date of final payment in full together with all interest thereon.

9.3	The aggregate liability of a Party in respect of all its breaches under this Agreement shall not exceed the Consideration.
10	Other Provisions
10.1	Further Assurances

Each Party shall, and shall use reasonable endeavours to procure that any necessary third party shall, from time to time execute such documents and perform such acts and things as either of them may reasonably require to transfer the Shares to the Purchaser and to give the other the full benefit of this Agreement.

10.2	Whole Agreement
10.2.1

This Agreement contain the whole agreement between the Parties relating to the sale by the Seller and the purchase by the Purchaser of the Target Shares to the exclusion of any terms implied by Applicable Laws which may be excluded by contract and supersede any previous written or oral agreement between the Parties in relation to such sale and purchase.

10.2.2	The Purchaser agrees and acknowledges that, in entering into this Agreement, it is not relying on any representation, warranty or undertaking not expressly incorporated into them.
10.3	Assignment

No Party may without the prior written consent of the other Party, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

10.4	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each Party.

10.5	Costs

Each Party will each bear their own respective costs and expenses, incurred in connection with the negotiation, preparation, entry into and implementation of this Agreement.

10.6	Tax
10.6.1	The Seller and the Purchaser shall each bear the stamp duty and other taxes payable by it under the Applicable Laws as a result of the transactions contemplated by this Agreement.
10.6.2

The Seller shall timely make tax filings or reports with respect of the transfer and sale of the Target Shares under this Agreement pursuant to Applicable Laws in the PRC, and pay the applicable taxes (if any) in connection therewith. The Purchaser shall take actions and execute documents pursuant to the Applicable Laws and/or requirements of competent tax authority in the PRC in a timely manner for the purpose of such tax filings or reports. As evidence that the relevant tax filings or reports have been duly filed, promptly upon making of such filing, the Seller shall provide the Purchaser with a copy of acknowledgement or receipt in respect of such filing issued by the competent tax authority in the PRC.

10.6.3	All payments to be made by the Purchaser under this Agreement shall be made without deduction of any withholdings.
10.7	Notices
10.7.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:
(i)	in writing in English and Chinese;
(ii)	delivered by hand, e-mail, recorded or special delivery or courier using an internationally recognised courier company.

10.7.2	A Notice to the Seller shall be sent to the following address, or to such other person or address as the Seller may notify to the Purchaser from time to time:

The Seller

Address: 5/F Devon House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong SAR

E-mail: ***

Attention: Erica Chan

Title: Group Chief Legal, Governance & Corporate Affairs Officer, DFI Retail Group

10.7.3	A Notice to the Purchaser shall be sent to the following address, or to such other person or address as the Purchaser may notify to the Seller from time to time:

The Purchaser

Address: 1610, Building A, Mingfeng Plaza, 109 Pazhou Avenue, Haizhu District, Guangzhou City, Guangdong Province, China

E-mail:  ***

Attention: Neal Su

Title: Strategic Analysis Expert

10.7.4	A Notice shall be effective upon receipt and shall be deemed to have been received:
(i)	at the time recorded by the delivery company, in the case of recorded delivery;
(ii)	at the time of delivery, if delivered by hand or courier;
(iii)	at the time of sending if sent by e-mail, provided that receipt shall not occur if the sender receives an automated message that the e-mail has not been delivered to the recipient.
10.8	Language

This Agreement is written in Chinese and English with equal effect. In the event of inconsistency, the Chinese version shall prevail.

10.9	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with the Agreement shall be governed by PRC law.

10.10	Arbitration

Any dispute arising out of or connected with this Agreement, including a dispute as to the validity, existence or termination of this Agreement or this Clause 10.10 or any non-contractual obligation arising out of or in connection with this Agreement, shall be resolved by Hong Kong International Arbitration Centre (the “HKIAC”) for arbitration in Hong Kong conducted in English and Chinese languages by three arbitrators pursuant to the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted in accordance with the HKIAC Administered Arbitration Rules.

This Share Purchase Agreement has been duly executed and become effective on the date first above written.

Guangdong Juncai International Trading Co., Ltd.

By	/s/ Zhou Shu
	Name:	Zhou Shu
	Title:	Legal representative

This Share Purchase Agreement has been duly executed and become effective on the date first above written.

THE DAIRY FARM COMPANY, LIMITED (牛奶有限公司)

By	/s/ Clem Charalambos Constantine
	Name:	Clem Charalambos Constantine
	Title:	Director

Supplemental Agreement to Share Purchase Agreement

This Supplemental Agreement (the “Supplemental Agreement”) is made on _18_ December 2024 between:

(3)

THE DAIRY FARM COMPANY, LIMITED (牛奶有限公司), a limited liability company incorporated under the laws of Hong Kong whose registered address is at 5th Floor, Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong (the “Seller”); and

(4)

Guangdong Juncai International Trading Co., Ltd. (广东骏才国际商贸有限公司), a limited liability company incorporated under the laws of the PRC whose registered address is at No. 113, A108, 1st Floor, Xinguang City Plaza South, Liwan District, Guangzhou (the “Purchaser”).

(the “Parties”, and each a “Party”)

WHEREAS:

(B)	The Seller and the Purchaser entered into the Share Purchase Agreement (as defined below) on 23 September 2024;
(C)	The Seller and the Purchaser hereby agree to amend the Share Purchase Agreement in accordance with the terms of this Supplemental Agreement; and
(D)

For the avoidance of doubt, the provisions of the Share Purchase Agreement that have not been modified by this Supplemental Agreement shall remain unaffected and shall continue to be in force; in the event of any conflict between the Share Purchase Agreement and this Supplemental Agreement, this Supplemental Agreement shall prevail.

It is agreed as follows:

11	Definitions

In this Supplemental Agreement, unless the context otherwise requires:

“Share Purchase Agreement” means the share purchase agreement dated 23 September 2024 entered into between the Parties in relation to the acquisition of 1,913,135,376 shares of Yonghui Superstores Co., Ltd.

11.1	Incorporation of defined terms

Unless otherwise stated, terms defined in the Share Purchase Agreement shall have the same meaning in this Supplemental Agreement.

12	Amendment
12.1	With effect from the date of this Supplemental Agreement, the Share Purchase Agreement shall be amended as follows:
12.1.1	The original Clause 1 of the Share Purchase Agreement is hereby amended by the addition of the following definitions:

“Escrow Account” means the bank account which is opened by the Purchaser with the China Construction Bank Corporation or such bank as otherwise agreed by the Parties (the “Escrow Bank”) and which is jointly managed in accordance with the terms and conditions as set out in the account escrow agency agreement entered into by and among the Parties and the Escrow Bank (the “Escrow Agency Agreement”); all handling fees of the Escrow Account shall be paid by the Purchaser;

“Seller’s Designated Account” means the Non-Resident Account designated by the Seller and opened with a bank in the PRC in accordance with the Applicable Laws of the PRC for the transactions contemplated under this Agreement;

“Stamp Duty” means the stamp duty on securities transactions in the PRC (non-trade transfer stamp duty) payable by the Seller with respect to the transfer and sale of the Target Shares under this Agreement pursuant to Applicable Laws, which shall be collected by China Securities Depository and Clearing Corporation (“CSDC”) on behalf of PRC tax authorities; and

“Net Consideration” means the amount of the Consideration after deducting the handling fees payable by the Seller to the SSE and the CSDC and the Stamp Duty payable by the Seller which have been advanced by the Purchaser.

12.1.2

The phrase “which shall be paid in accordance with Clause 5.2.1” in the original Clause 3 shall be deleted in its entirety and replaced with the following: “which shall be paid in accordance with Clause 5.2”; Clause 3.2 shall be added to the original Clause 3 of the Share Purchase Agreement as follows:

For the avoidance of doubt, from the date of this Agreement to the date on which the CSDC registers the Purchaser as the owner of the Target Shares,

(i)

In the event of an ex-rights event such as a share grant, capitalisation of capital from provident fund, share split, etc. of the Target Company, the Consideration for the Target Shares will remain unchanged; and

(ii)

In the event that the Target Company undergoes an ex-dividend event as a result of cash dividend distribution, the Consideration for the Target Shares shall be reduced by the amount of the cash dividend received by the Seller;

Upon occurrence of the matters as described in this Clause 3.2(i) and/or Clause 3.2(ii), the number of Target Shares and/or the price per share transferred by the Seller to the Purchaser shall, as applicable, be adjusted accordingly at the same time in accordance with the Applicable Laws.

12.1.3	The original Clause 5 of the Share Purchase Agreement shall be deleted in its entirety and replaced with the following:
5	Stage I Closing
5.1	Date and Place

The completion of the sale and purchase of the Target Shares (the “Closing”) shall take place in two stages: the Stage I Closing (as defined below) and the Final Closing (as defined below). Subject to Clause 4, the payment of the Net Consideration by the Purchaser to the Escrow Account and the application for the registration of the transfer of the Target Shares (the “Stage I Closing”) shall take place in an appropriate manner as soon as reasonably practicable. The payment of the Net Consideration by the Purchaser to the Escrow Account shall take place no later than the tenth Trading Day following the satisfaction of the conditions set out in Clause 4.1, or on such other date as may be agreed between the Parties (the “Stage I Closing Date”); the exact date shall be agreed by the Parties acting reasonably.

5.2	Purchaser’s Stage I Closing Obligations

On the Stage I Closing Date, the Purchaser shall pay (or cause to be paid) the Net Consideration to the Escrow Account by transfer of immediately available funds in RMB and deliver to the Seller a copy of the irrevocable transfer instructions evidencing such payment (for the avoidance of doubt, the Net Consideration may be paid to the Escrow Account by the lending bank which has provided financing to the Purchaser in connection with the transactions contemplated under this Agreement); the Net Consideration in the Escrow Account is restricted to being transferred to the Seller’s Designated Account.

5.3	Seller’s Stage I Closing Obligations

The Seller shall cooperate with the Purchaser to pay the Net Consideration by transfer to the Escrow Account and provide any necessary assistance (if required).

5.4	Parties’ Stage I Closing Obligations
5.4.1

If the Parties need a reasonable period of time to prepare the application materials required by the CSDC, the Parties shall use their best endeavours to prepare all necessary documents and take all necessary actions required for applying for the registration of the transfer of the Target Shares as soon as reasonably practicable, without any unreasonable refusal or delay.

5.4.2

After the Purchaser has completed full payment of the amount referred to in Clause 5.2, the Parties shall, in good faith, use their best endeavours to negotiate and agree on a reasonable date (the “Transfer Registration Application Date”) for submitting the complete set of application materials to the CSDC for the registration of the transfer of the Target Shares, without any unreasonable refusal or delay. The Parties shall cooperate (including signing all necessary documents and taking all necessary actions) to submit on the Transfer Registration Application Date the application to the CSDC for registering the transfer of the Target Shares to the Purchaser.

5.5	Breach of Stage I Closing Obligations

If the Purchaser or the Seller fails to comply with any material obligation in Clauses 5.2, 5.3 or 5.4, the Purchaser, in the case of non-compliance by the Seller, or the Seller, in the case of non-compliance by the Purchaser, shall be entitled (in addition to and without prejudice to all other rights and remedies available) by written notice to the other Party:

5.5.1	to terminate this Agreement (other than this Clause 5.5, Clauses 1, 9, and 11.2 to 11.10) without liability on its part;
5.5.2	to effect the Stage I Closing so far as practicable having regard to the defaults which have occurred; or
5.5.3

to fix a new date for the Stage I Closing (being not more than seven Trading Days after the agreed date for the Stage I Closing) in which case Clauses 5.1, 5.2, 5.3 and 5.4 shall apply to the Stage I Closing as so deferred.

5.6	Stage I Post-Closing Matters

If the CSDC fails to register the Purchaser as the owner of the Target Shares within ten Trading Days after the Transfer Registration Application Date, the Parties shall engage in discussions in good faith to identify appropriate solutions and execute all necessary documents and take all necessary actions so as to cause the CSDC to register the Purchaser as the owner of the Target Shares as soon as practicable. If the CSDC is unable to go through the procedures for the registration of transfer of the Target Shares due to reasons attributable to either Party, such Party shall not unreasonably refuse to provide any information or take any actions as requested by the CSDC, and shall not terminate this Agreement. If the CSDC fails to register the Purchaser as the owner of the Target Shares within twenty Trading Days after the Transfer Registration Application Date and the Seller remains registered as the owner of the Target Shares, the Purchaser shall have the right to terminate this Agreement (other than this Clause 5.6, Clauses 1, 9, and 11.2 to 11.10) without any liability, by notifying the Seller in writing and withdrawing from the CSDC the application for the registration of the transfer of the Target Shares to the Purchaser. After the Seller confirms to the Purchaser the receipt of such written notice and documents evidencing such withdrawal of application, the Purchaser shall have the right to have the Net Consideration in the Escrow Account returned via the original route, for which the Seller shall cooperate with the Purchaser.

6	Final Closing
6.1	Date and Place

Subject to the occurrence of the Stage I Closing, transfer of the Net Consideration to the Seller’s  Designated Account in accordance with Clause 6.2 (the “Final Closing”) shall take place in an appropriate manner on the second Trading Day following the date on which the Seller has notified the Purchaser in writing that all documents required for the transfer of funds from the Escrow Account to the Seller's Designated Account in accordance with Clause 6.2 have been obtained (in accordance with the Applicable Laws and the Escrow Agency Agreement), or on such other date (the “Final Closing Date”) as may be agreed between the Parties; for the avoidance of doubt, the completion of the Final Closing shall be deemed to be the completion of the Closing. The opening of the Seller's Designated Account and the transfer of funds from the Escrow Account to the Seller's Designated Account shall comply with the provisions of the Applicable Laws.

6.2	Purchaser’s Final Closing Obligations

On the Final Closing Date, the Purchaser shall transfer (or cause to be transferred) the Net Consideration by transfer of immediately available funds in RMB from the Escrow Account to the Seller's Designated Account through a written instruction jointly given by the Seller and the Purchaser or in a manner permitted by the Escrow Agency Agreement. The payment of the Net Consideration by the Purchaser shall be deemed to be completed upon confirmation of the completion of such funds transfer.

6.3	Seller's Final Closing Obligations

On the Final Closing Date, the Seller shall

6.3.1

transfer (or cause to be transferred) the Net Consideration by transfer of immediately available funds in RMB from the Escrow Account to the Seller's Designated Account through a written instruction jointly given by the Seller and the Purchaser or in a manner permitted by the Escrow Agency Agreement.

To the extent that the Buyer fulfils its obligations under Clause 6.2 and the payment of the Net Consideration has been completed:

6.3.2

deliver or cause to be delivered to the Target Company the written resignations of the directors (being Scott Anthony Price and Steve Sun) and the supervisor (being Shen Li) nominated by it to the Target Company, with a copy delivered to the Purchaser.

6.4	Breach of Final Closing Obligations

If the Purchaser or the Seller fails to comply with any material obligation in Clause 5.2 or Clause 6.3, the Purchaser, in the case of non-compliance by the Seller, or the Seller, in the case of non-compliance by the Purchaser, shall be entitled (in addition to and without prejudice to all other rights and remedies available) by written notice to the other Party:

6.4.1

to fix a new date for the Final Closing (being not more than seven Trading Days after the agreed date for the Final Closing) in which case Clauses 6.1, 5.2 and 6.3 shall apply to the Final Closing as so deferred but provided such deferral may only occur once; or

6.4.2

to terminate this Agreement (other than Clause 1, this Clause 6.4.2, Clause 9 and Clauses 11.2 to 11.10) and to ensure that the Parties are restored to the position they were in prior to the signing of this Agreement with respect to the ownership of the Target Shares, including, but not limited to, as applicable, re-registration of the Target Shares in the name of the Seller and/or return of the Net Consideration.

12.1.4

The phrase “the following statements are true and accurate as of the date of this Agreement and as of the Closing Date” in the original Clause 6.1 (which is renumbered as Clause 7.1 pursuant to Clause 2.1.10 of this Supplemental

Agreement) of the Share Purchase Agreement and in the original Clause 6.3 (which is renumbered as Clause 7.3 pursuant to Clause 2.1.10 of this Supplemental Agreement) of the Share Purchase Agreement, shall be deleted in its entirety and replaced with the following: “the following statements are true and accurate as of the date of this Agreement, as of the Stage I Closing Date and as of the Final Closing Date”.

12.1.5

The phrase “the following statements are true and accurate as of the date of this Agreement and as of the Closing Date” in the original Clause 6.2 (which is renumbered as Clause 7.2 pursuant to Clause 2.1.10 of this Supplemental Agreement) of the Share Purchase Agreement shall be deleted in its entirety and replaced with the following: “the following statements are true and accurate as of the date of this Agreement and as of the Transfer Registration Application Date”.

12.1.6

The phrase “and will not make any claims against the Seller with respect to any losses arising from or in connection with the holding of Target Shares after the Closing” in the original Clause 6.3.3 (which is renumbered as Clause 7.3.3 pursuant to Clause 2.1.10 of this Supplemental Agreement) of the Share Purchase Agreement shall be deleted in its entirety and replaced with the following: “and will not make any claims against the Seller with respect to any losses arising from or in connection with the holding of Target Shares after the Stage I Closing”.

12.1.7

The phrase “The Seller shall timely make tax filings or reports with respect of the transfer and sale of the Target Shares under this Agreement pursuant to Applicable Laws in the PRC, and pay the applicable taxes (if any) in connection therewith.” in the original Clause 10.6.2 (which is renumbered as Clause 11.6.2 pursuant to Clause 2.1.10 of this Supplemental Agreement) of the Share Purchase Agreement shall be deleted in its entirety and replaced with the following: “Notwithstanding the provisions of this Clause 11.6.3, the Purchaser shall advance the Stamp Duty payable by the Seller and make payment to the CSDC on behalf of the Seller. The Seller shall timely make tax filings or reports with respect to the transfer and sale of the Target Shares under this Agreement pursuant to Applicable Laws in the PRC, and pay the applicable taxes (if any) in connection therewith, other than the Stamp Duty in the PRC.”.

12.1.8	Clause 11.6.4 shall be added to the original Clause 10.6 (which is renumbered as Clause 11.6 pursuant to Clause 2.1.10 of this Supplemental Agreement) of the Share Purchase Agreement as follows:

In the event that this Agreement is terminated pursuant to Clause 5.6 or Clause 6.4.2, and the Purchaser has paid to the SSE and the CSDC the handling fees (pursuant to Clause 4.2.3) and the Stamp Duty (pursuant to Clause 11.6.2) payable by the Seller which have been advanced by the Purchaser prior to the termination of this Agreement,

(i)

the Parties shall use their best efforts to prepare all necessary documents required for applying for the refund of the aforesaid handling fees and the Stamp Duty as soon as reasonably practicable and take all necessary actions to submit the refund application to the SSE and the CSDC, without unreasonable refusal or delay;

(ii)	provided that the Purchaser is not in breach of its obligations under this Clause 11.6.4(i), if the aforesaid handling fees and Stamp Duty are not refunded in whole or in part after the expiry of twenty Trading Days from the date on which the Parties have submitted the refund application to the SSE and the CSDC, the Seller shall reimburse the Purchaser (or the Purchaser’s Affiliate) for the portion of the handling fees and Stamp Duty which has not been refunded as soon as practicable in an appropriate manner; and

(iii)

Notwithstanding the provisions of Clause 11.6.4(ii) above, the Parties shall use their best efforts to continue to process refund matters with the SSE and the CSDC as far as reasonably practicable and make appropriate reimbursement arrangement as soon as possible after receiving any subsequent refunds.

12.1.9

In the event that the Share Purchase Agreement and this Supplemental Agreement are terminated for any reason whatsoever, the original Clause 9 (which is renumbered as Clause 10 pursuant to Clause 2.1.10 of this Supplemental Agreement) of the Share Purchase Agreement shall remain in full force and effect.

12.1.10

The numbering of the original Clauses 6 to 10 of the Share Purchase Agreement is renumbered as Clauses 7 to 11, and the reference to the numbering of these clauses in the Share Purchase Agreement shall be amended accordingly.

12.1.11	The above amendments shall not affect the rights and obligations of either Party that have accrued under the Share Purchase Agreement as of the date of this Supplemental Agreement.
13	Miscellaneous
13.1	Language

This Supplemental Agreement is written in Chinese and English with equal effect. In the event of inconsistency, the Chinese version shall prevail.  The form of the complete version of the Share Purchase Agreement, as amended by this Supplemental Agreement, is set out in Schedule 1.

13.2	Governing Law

This Supplemental Agreement and any non-contractual obligations arising out of or in connection with this Supplemental Agreement shall be governed by the PRC law.

13.3	Arbitration

Any dispute arising out of or in connection with this Supplemental Agreement, including a dispute as to the validity, existence or termination of this Supplemental Agreement or this Clause 3.3 or any non-contractual obligation arising out of or in connection with this Supplemental Agreement, shall be resolved by the HKIAC through arbitration in Hong Kong conducted in English and Chinese languages by three arbitrators pursuant to the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted in accordance with the HKIAC Administered Arbitration Rules.

Guangdong Juncai International Trading Co., Ltd.

By	/s/ Ye Guofu
	Name:	Ye Guofu
	Title:	Legal representative

This Share Purchase Agreement has been duly executed and become effective on the date first above written.

THE DAIRY FARM COMPANY, LIMITED (牛奶有限公司)

By	/s/ Tom Cornelis Gerardus van Der Lee
	Name:	Tom Cornelis Gerardus van Der Lee
	Title:	Director